Filed by AXA
                         Pursuant to Rule 425 under the Securities Act of 1933
                                       and deemed filed pursuant to Rule 14d-2
                                     under the Securities Exchange Act of 1934

                                          Subject Company: AXA Financial, Inc.
                                                  Commission File No.: 1-11166

                                                              October 18, 2000


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                                 PRESS RELEASE

                                                     Paris, October 18th, 2000

                AXA AND AXA FINANCIAL HAVE REACHED AN AGREEMENT
                ON THE ACQUISITION OF THE MINORITY SHAREHOLDING
                               IN AXA FINANCIAL

AXA Group announced today that an agreement has been reached with its U.S. subsidiary AXA Financial with respect to the offer made by AXA to increase its stake in AXA Financial from 60.3% to 100%. Based upon the unanimous recommendation of a special committee of independent directors, the Board of Directors of AXA Financial has approved the agreement and will recommend the offer to the minority shareholders of AXA Financial.

Pursuant to the terms of the agreement, enhanced compared to the initial offer, the minority shareholders of AXA Financial would receive, for each AXA Financial share, US $ 35.75 in cash and 0.295 of an American Depositary Share ("ADS") of AXA. At the closing price of the AXA ADS on October 17th, 2000, this corresponds to US $ 54.63 for each AXA Financial share.

The transaction will be structured as a tender offer followed by a merger. The tender offer is conditioned upon completion of the sale of Donaldson, Lufkin & Jenrette to Credit Suisse Group and will commence after a registration statement has been filed with and declared effective by the SEC.

This offer represents a premium of 4.5 % to the all time high closing price of the AXA Financial share prior to the announcement of AXA's offer on August 30th 2000 (US $ 52.28 on August 29th), and a premium of 24.3 % over the average price of the 30 trading days preceding August 30th, 2000.


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If all the shares held by the minority shareholders of AXA Financial are tendered in the offer, the aggregate value of the consideration paid by AXA in the transaction will amount to US $ 9.4 billion (Euro 10.9 billion). After a partial charge of goodwill to equity, the goodwill generated will amount to US $ 4.3 billion (Euro 5.0 billion) and will be amortized over 30 years. The transaction will be neutral to slightly dilutive on AXA's cash earnings per share in 2001, and accretive from 2002.

Completion of this transaction will allow AXA to:

o strengthen its positions in its core businesses, financial protection and wealth accumulation,

o increase the proportion of its earnings generated by U.S. life insurance and asset management,

o    strengthen synergies within the AXA Group,

o continue AXA Financial's growth strategy and better seize acquisition opportunities in the U.S. market.



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Important Legal Information

This press release contains forward-looking statements. While these forward-looking statements represent our judgments and future expectations, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, the risk that AXA and AXA Financial will not consummate the proposed transaction or any other transaction; the costs related to this proposed transaction; the risk that anticipated synergies will not be obtained or not obtained within the time anticipated; and other key factors that we have indicated that could adversely affect our businesses and financial performance contained in our past and future filings and reports, including those filed with or furnished to the U.S. Securities and Exchange Commission (the "SEC"). Neither AXA Financial nor AXA is under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Complete details of AXA's registered exchange offer will be set forth in an exchange offer registration statement and other appropriate filings to be made with the SEC. We urge investors to read the exchange offer registration statement and any other relevant documents that may be filed with the SEC because they will contain important information.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.


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Investors will be able to obtain any documents filed with the SEC relating to the exchange offer from the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, Telephone: (202) 942-8090, Fax: (202) 628-9001,
Email: publicinfo@sec.gov. In addition, documents filed with or furnished to the SEC by AXA (other than certain exhibits) will be available free of charge from the General Counsel, AXA, 21 Avenue Matignon, 75008 Paris, Telephone No.:
011-33-1-40-75-72-00. Documents filed with the SEC by AXA Financial will be available free of charge from Investor Relations, AXA Financial, Inc., 1290 Avenue of the Americas, New York, NY 10036, Telephone No.: (212) 314-4040. Certain documents filed with the SEC by AXA as well as documents filed with the SEC by AXA Financial will also be available free of charge at the SEC's website, www.sec.gov.

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 This press release is also available on the AXA Group web site : www.axa.com


Investor Relations :

Jad ARISS, AXA : 33.1.40.75.47.45
Marie-Flore BACHELIER, AXA : 33.1.40.75.49.45
Anne-Karin DURANTE, AXA: 33.1.40.75.46.83
Rebecca ANTONIOU, AXA : 33.1.40.75.49.05

Gregory WILCOX, AXA Financial : 1.212.314.4040



Media Relations :

Christophe DUFRAUX, AXA : 33.1.40.75.46.74
Emmanuelle ISNARD, AXA : 33.1.40.75.47.22

Barbara WILKOC, AXA Financial : 1.212.314.3740